UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2013

Commission File Number 001-34824

Ambow Education Holding Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No.18,

BeiTaiPingZhuang Road, Haidian District, Beijing

100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐   No ☒

Entry into a Material Definitive Agreement

On June 3, 2013, Ambow Education Holding Ltd. (the “Company”) consummated the transactions provided for in a share purchase agreement dated as of April 28, 2013 (the “Share Purchase Agreement”) between the Company and SummitView Investment Limited, an amendment to share purchase agreement (the “Amendment”) between the Company, SummitView Investment Limited and SummitView Investment Fund I, L.P. (the “Fund”) dated as of May 24, 2013 and a supplementary agreement (the “Supplementary Agreement”) dated as of May 31, 2013, regarding the issuance and sale of 30,801,128 Class A Ordinary Shares of the Company to the Fund for a total purchase price of US$21,000,000.

In connection with the Share Purchase Agreement and the Amendment, the Company and the Fund also entered into a registration rights agreement (the “Registration Rights Agreement”), under which the Company granted the Fund certain registration rights.

On June 3, 2013, the Company issued a press release regarding consummation of the transactions contemplated in the Share Purchase Agreement, the Amendment and the Registration Rights Agreement. A copy of such press release is filed herewith as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/Jin Huang
Name:	Dr. Jin Huang
Title:	President and Chief Executive Officer

Date: June 3, 2013

Exhibit Index

Ex-99.1	Press Release entitled “Ambow Education Holding Ltd. Announces Completion of Investment by SummitView”